Exhibit 99.1

Dogness (International) Corporation Announces Appointment of Aihua Cao as Chief Financial Officer

PLANO, Texas, August 2, 2023 – Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM/ODM and private label pet products, today announced the appointment of Aihua Cao as its Chief Financial Officer, effective August 1, 2023. Having served as finance and accounting manager for Dogness since 2015, Ms. Cao replaces Dr. Yunhao Chen in the roles of Chief Financial Officer for both Dogness and its U.S. subsidiary Dogness Group LLC (“Dogness Group”), following Dr. Chen’s resignation.

Silong Chen, Chairman and Chief Executive Officer of Dogness, commented, “We express our gratitude to Dr. Chen for her dedication and hard work since our IPO, which helped establish Dogness as a global business, especially in North America. We wish her success in her future endeavors. At the same time, we are pleased to announce the appointment of Ms. Cao as our new Chief Financial Officer. This promotion recognizes her nearly 10 years of invaluable experience at Dogness and ensures a seamless transition as we remain committed to driving the Company’s growth, fostering product innovation, and delivering the top-notch experience that pet owners expect from Dogness.”

Ms. Cao has more than 32 years of experience in financing and accounting, and specializes in financial system construction, financial investment, business analysis, tax planning, and cost control. Ms. Cao received a bachelor’s degree from Hunan University of Finance and Economics.

The Company separately appointed Ms. Liting Chen as the Chief Executive Officer for its U.S. subsidiary Dogness Group, following Dr. Chen’s resignation.

Dogness has built an integrated sales platform across all channels, with major customers including Petco, PetSmart, Costco Wholesale Corporation, Xiuhu, Sam’s Club, Walmart, Target, QVC®, Pet Value, Pets at Home, PETZL, Petmate, Trendspark, Anyi Trading, IKEA, SimplyShe, and online shopping platforms, such as Amazon, Chewy.com, Boqii Holding Limited, Target.com, HomeDepot.com, Lowes.com, Wayfair.com, JD, Tmall and Taobao, as well as live streaming sales platforms hosted by influencers.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information please contact:

David Pasquale,

Global IR Partners,

New York Office Phone: +1-914-337-8801

DOGZ@globalirpartners.com